UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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 FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

April 20, 2026
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

2100-733 SEYMOUR STREET
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)

 001-41683
(Commission File Number)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	News Release - Pan American Silver to Announce First Quarter 2026 Unaudited Results on May 5 and Host Annual General and Special Meeting of Shareholders on April 30

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: April 20, 2026	By:	/s/ “Delaney Fisher”
Delaney Fisher
SVP, Associate General Counsel and Corporate Secretary